Filed Pursuant To Rule 433

Registration No. 333-275079

September 25, 2024

X/Twitter Post

Live Address: https://x.com/Grayscale/status/1838958287326470421

Text:

Grayscale Bitcoin Trust $GBTC turns 11 this month, and we are here to celebrate all the reasons that make it the pioneer #Bitcoin fund. Happy Birthday $GBTC, you are truly a trailblazer.

Happy Birthday. Grayscale. GBTC. The Grayscale Bitcoin Trust (BTC} (the 'Trust") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833)903-2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101. The trust is not a fund registered under the Investment Company Act of 1940, as amended ("1940 Act"), and is not subject to regulation under the 1940, unlike most exchange traded products or ETFs. The trust is subject to significant risk and heightened volatility. The fund is not suitable for all investors and an investor may lose all their money.

1/ Grayscale Bitcoin Trust $GBTC was first created in 2013. Some things you might also remember from 2013:

GBTC was created in 2013. Grayscale. What else is from 2013? the iphone 5s with the physical home button thrift shop by Mackelmore as the #1 single of the year. Frozen was released in theaters. The trust is not a fund registered under the Investment Company Act of 1940, as amended ("1940 Act"), and is not subject to regulation under the 1940, unlike most exchange traded products or ETFs. The trust is subject to significant risk and heightened volatility. The fund is not suitable for all investors and an investor may lose all their money

2/ Grayscale Bitcoin Trust $GBTC is the world’s oldest publicly-traded #Bitcoin fund. It was listed on @OTCMarkets in 2015, so you could have bought GBTC and gained exposure to Bitcoin directly in your investment account in 2015.

GBTC is the world's oldest publicly-traded Bitcoin fund. Grayscale. Source: Bloomberg. Grayscale Research. From May 4, 2015 through July 29, 2024. The trust is not a fund registered under the Investment Company Act of 1940, as amended ("1940 Act"), and is not subject to regulation under the 1940, unlike most exchange traded products or ETFs. The trust is subject to significant risk and heightened volatility. The fund is not suitable for all investors and an investor may lose all their money

3/ If you did happen to buy Grayscale Bitcoin Trust $GBTC in your investment account in 2015, it would have returned over 23,405% by now. We will let you do the math… $GBTC: https://etfs.grayscale.com/gbtc

GBTC has seen 23,405% net retuns from May 4, 2015 through July 29, 2024. Grayscale. Source: Bloomberg. Grayscale Research. From May 4, 2015 through July 29, 2024.Past performance is not indicative of future results.Shares of Grayscale Bitcoin Trust ("GBTC" or the "Trust") were originally offered through a private placement but in mid-2015, shares began trading publicly on OTC Markets under Symbol: GBTC. This continued until 1/11/2024 when GBTC uplisted to NYSE as a spot Bitcoin ETP. The performance data quoted represents past performance and is not a guarantee of future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Shares of any ETP are bought and sold at market price (not NAV) and may trade at a discount or premium to NAV. Shares are not individually redeemable from the Fund and may only be acquired or redeemed from the fund in creation units. Brokerage commissions will reduce returns. Performance prior to 1/11/2024 is based on market-determined prices on the OTCQX marketplace and on the GBTC's performance without an ongoing share creation and redemption program. Prior to 1/11/2024, the GBTC's shares traded at both premiums and discounts to the value of GBTC's assets, less its expenses and other liabilities, which at times were substantial, in part due to the lack of an ongoing redemption program. Effective as of 1/11/2024, GBTC established an ongoing share creation and redemption program and the shares of the Trust were listed to NYSE Arca. Hence, GBTC's returns for periods prior to 1/11/2024 are not directly comparable to, and should not be used to make conclusions in conjunction with, the GBTC's performance for periods subsequent to 1/11/2024. Prior to 1/11/24, Principal Market NAV per Share was referred to as NAV per Share and NAV per share was referred to as Digital Asset Holdings per Share. Our definitions and calculations of these non-GAAP measures may not be the same as similar measures reported by other Bitcoin ETPs. Please refer to GBTC's filings with the Securities and Exchange Commission for additional information. NAV is the dollar value of a single share, based on the value of the underlying assets of the fund minus its liabilities, divided by the number of shares outstanding. Calculated at the end of each business day using the 4pm ET index price. Market Price is the current price at which shares are bought and sold. Market returns are based upon the last trade price.

4/ Since Grayscale Bitcoin Trust $GBTC became publicly-trading, it has seen $284.7B in total value change hands between investors — that is $122.5M daily.

From 2015 to 204 GBTC had $122.5m traded daily. Grayscale. Source: Bloomberg. Grayscale Research. From May 4, 2015 through July 29, 2024. The trust is not a fund registered under the Investment Company Act of 1940, as amended ("1940 Act"), and is not subject to regulation under the 1940, unlike most exchange traded products or ETFs. The trust is subject to significant risk and heightened volatility. The fund is not suitable for all investors and an investor may lose all their money

5/ When Grayscale Bitcoin Trust $GBTC uplisted to @NYSE as a #Bitcoin ETP in January this year, it ranked as the second largest commodity fund in the world.

Grayscale. On ETP Debut GBTC ranked as the Second largest commodity fund in the world. Source: Bloomberg. Grayscale Research. From May 4, 2015 through July 29, 2024.The trust is not a fund registered under the Investment Company Act of 1940, as amended ("1940 Act"), and is not subject to regulation under the 1940, unlike most exchange traded products or ETFs. The trust is subject to significant risk and heightened volatility. The fund is not suitable for all investors and an investor may lose all their money

6/ Grayscale Bitcoin Trust $GBTC set the stage for spot #Bitcoin funds by championing the exchange-traded investment vehicle, ultimately helping to expand access to the #crypto asset class to more investors.

Grayscale GBTC blazed the path for exchange-traded crypto funds in the U.S. Source: Bloomberg. Grayscale Research. From May 4, 2015 through July 29, 2024.The trust is not a fund registered under the Investment Company Act of 1940, as amended ("1940 Act"), and is not subject to regulation under the 1940, unlike most exchange traded products or ETFs. The trust is subject to significant risk and heightened volatility. The fund is not suitable for all investors and an investor may lose all their money.

Happy Birthday $GBTC! We are proud of you. Learn more about Grayscale Bitcoin Trust $GBTC, see important disclosures, or reach out to us: https://etfs.grayscale.com/gbtc

Grayscale. GBTC. From etfs.grayscale.com

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.